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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                               DECOR GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         Title of Class of Securities)

                                  243592-30-0
--------------------------------------------------------------------------------
                                (CUSIP Number)

 Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021
                                (516-487-1446)
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 5, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                      -------------------
 CUSIP No. 243592-30-0                                        Page 2 of 5 Pages
-----------------------                                      -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Skyes Corp. ID# 11-3269920
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         Not Applicable.
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
     NUMBER OF                      200,000
      SHARES      --------------------------------------------------------------
   BENEFICIALLY       8         SHARED VOTING POWER
     OWNED BY
       EACH       --------------------------------------------------------------
     REPORTING       9         SOLE DISPOSITIVE POWER
      PERSON                       200,000
       WITH       --------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.2%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                      -------------------
 CUSIP No. 243592-30-0                                        Page 3 of 5 Pages
-----------------------                                      -------------------

Item 1.           Security and Issuer
-------

         This statement relates to the Common Stock of Decor Group, Inc. (the "Issuer"). The Issuer's executive office is located at 320 Washington Street, Mt. Vernon, NY 10553.

Item 2.           Identity and Background
-------
                  Warren Schreiber - Control person of Skyes Corp.
                  ----------------

         (a)      Warren Schreiber

         (b)      430 Chestnut Drive, Roslyn, NY 11576

         (c)      Consultant

         (d)      Not applicable.

         (e) On September 7, 1995, the Market Surveillance Committee (now and hereinafter referred to the Market Regulation Committee "MRC") issued a decision in which Warren Schreiber was censured, fined $100,000, barred from association with any NASD member in any capacity, and assessed costs of $22,104.45. This decision which has been appealed found that Mr. Schreiber (i) knowingly participated at various times in the unregistered distribution of securities of a company unrelated to the Issuer in violation of Article III, Section 1 of the NASD's Rules of Fair Practice (now and hereafter referred to as Conduct Rule 2110); (ii)) knowingly employed manipulative and deceptive practices in connection with the acquisition of securities to obtain control of a company unrelated to the Issuer in violation of Conduct Rule 2110,
                  Article III, Section 18 of the Rules, Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder; (iii) recommended and effected the purchase of stock of a company unrelated to the Issuer while in possession of material, non-public information, in violation of Conduct Rules 2110 and 2120, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (iv) engaged in securities transactions with or on behalf of customers without disclosing that Castleton, Rhodes, Inc. (the "Firm") and the company unrelated to the Issuer were under common control, in violation of Conduct Rule 2110 and Article III, Section 13 of the Rules (now and hereinafter referred to as Conduct Rule 2240, and (v) engaged in an improper distribution of equity securities issued by an affiliate of the Firm in violation of Conduct Rule 2110 and Schedule E of the NASD's By-Laws (now and hereinafter referred to as Conduct Rule
                  2720).

         (f)      U.S.A.

                  Skyes Corp.
                  -------------------

         (a)      Skyes Corp.

         (b)      430 Chestnut Drive, Roslyn, NY 11576

         (c)      Consultant

         (d)      Not applicable.

                                 SCHEDULE 13D
-----------------------                                      -------------------
 CUSIP No. 243592-30-0                                        Page 4 of 5 Pages
-----------------------                                      -------------------

         (e)      Not applicable.

         (f)      Delaware

Item 3.           Source and Amount of Funds or Other Consideration
-------
                  Services Rendered.

Item 4.           Purpose of Transactions
-------
                  Except as described below, Skyes Corp. has no plans or proposals which relate to or would result in the matters described in (a) - (j), it being understood that the Skyes Corp. is not an inside person of the Issuer and is not in possession of non-public information. Skyes Corp. is aware that the Issuer intends to merger with Interiors, Inc., with Interiors, Inc. as the surviving corporation.

                  The purpose of Skyes Corp. acquiring shares of Common Stock of the Issuer is as described below:

                  The Issuer and Skyes Corp. entered into an agreement pursuant to which Skyes Corp. is providing certain merger and acquisition consulting and advisory services to the Issuer in connection with the Issuer's pending merger with Interior's Inc. The acquisition of 200,000 shares of the Issuer's Common Stock by Skyes Corp. was a fee received in connection with the consulting agreement and services provided thereunder.

Item 5.           Interest in Securities of the Issuer
-------

                  (a) - (b) As of June 5, 1998, the Issuer has 1,959,171 shares of Common Stock outstanding. Of the 1,959,171 shares of Common Stock, 200,000 are owned by Skyes Corp., which represents 10.2% of the outstanding Common Stock. The Skyes Corp. has the sole right to vote and right to dispose of such Common Stock.

                  (c) On June 5, 1998, the Issuer issued 200,000 shares of Common Stock to Skyes Corp. in connection with services rendered pursuant to a consulting agr eement. Such agreement provides that it will act as a merger and acquisition consultant and advisor in connection with the merger of the Issuer and Interiors, Inc.

                  (d) - (e)  Not Applicable

Item 6.           Contracts, Arrangements, Understandings or Relationships
-------           with Respect to the Securities of the Issuer

                  None, except for the fees paid in connection with the Issuer's agreement with Skyes Corp.

Item 7.           Materials to be filed as Exhibits
-------
                  Agreement between Skyes Corp. and the Issuer.

                                 SCHEDULE 13D
-----------------------                                      -------------------
 CUSIP No. 243592-30-0                                        Page 5 of 5 Pages
-----------------------                                      -------------------

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1998

Reporting Person:    Skyes Corp.


Signature By: /s/ Warren Schreiber
              -------------------------------
                (authorized officer)